Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Date: September 11, 2019

Bond Investor Presentation Joe Raver – President and Chief Executive Officer Kristina Cerniglia – Senior Vice President and Chief Financial Officer

Cautionary Statements This presentation contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provided under these sections. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases, ability to meet deleveraging goals, and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand's proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance”, “goal” and similar expressions in connection with any discussion of the timing or nature of future operations or financial performance, although not all forward-looking statements contain these words. Forward-looking statements reflect management’s current expectations and observations with respect to future results expressed, and are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand's or Milacron's financial positions, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters including uncertainties related to China; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand's business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the  approval of Milacron's stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand's and/or Milacron's common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the Proposed Transaction, including the dilution caused by Hillenbrand's issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron's management's attention from Milacron's ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron's operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact  of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand's and Milacron's control, such as acts of terrorism. There can be no assurance that the Proposed Transaction  or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand's and Milacron's reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of the date hereof only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Cautionary Statements Market and Industry Data This presentation also includes market and industry data that Hillenbrand has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. Such data is often based on industry surveys and preparers’ experience in the industry. Similarly, although Hillenbrand believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and Hillenbrand has not independently verified this information. Additional Information and Where to Find It  In connection with the Proposed Transaction”, Hillenbrand has filed with the SEC a registration statement on Form S-4 (the “registration statement”) to register the shares of Hillenbrand's common stock to be issued in connection with the Proposed Transaction.  The registration statement includes a preliminary prospectus of Hillenbrand and a preliminary proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron's stockholders when it becomes available. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand's website at www.hillenbrand.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron's website at www.Milacron.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000. Participants in the Solicitation Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron's stockholders with respect to the Proposed Transaction.  Information about Hillenbrand's directors and executive officers is available in Hillenbrand's Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019.  Information concerning the ownership of Milacron's securities by Milacron's directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction . Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

Cautionary Statements 4 No Offer or Solicitation This presentation is confidential and is for your information only and is not intended to be used by anyone other than you. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to another available exemption. Non-GAAP Financial Measures This presentation contains certain supplemental non-GAAP financial measures. While Hillenbrand believes that non-GAAP financial measures are helpful in evaluating its operating performance, the use of non-GAAP financial measures in this presentation should not be considered in isolation from, or as an alternative for, a measure of financial or operating performance as defined by GAAP. You are cautioned that there are inherent limitations associated with the use of each of these supplemental non-GAAP financial measures as an analytical tool. Additionally, Hillenbrand's computation of non-GAAP financial measures may not be comparable to those reported by other companies in its industry. You can find reconciliations of the non-GAAP financial measures used in this presentation to the most directly comparable GAAP financial measures, to the extent available without unreasonable efforts, in the appendix of this presentation.

Hillenbrand Overview and Strategy 1 Financial Overview 5 Appendix 6 Milacron Acquisition 4 Agenda 5 7 24 36 28 - Process Equipment Group 2 - Batesville 3 12 20

Key Takeaways 6 Significant strides made transforming Hillenbrand into a global diversified industrial company 1 Flexible balance sheet supported by strong cash flow and appropriate debt level; committed to investment grade ratings and path to de-lever to target levels 4 Market leadership driven by highly-engineered products with core technologies differentiated by applications expertise 2 The Hillenbrand Operating Model (HOM) is a competitive differentiator; historically focused on margin expansion and now adding tools to drive profitable growth 3 Now focused on building platforms to develop scale and enhance leadership positions to drive profitable growth 5 Passionate leadership team driving transformation with runway for significant shareholder value creation 6

Hillenbrand Overview & Strategy 7

Hillenbrand at a Glance 8 REVENUE BY GEOGRAPHY2 REVENUE BY SEGMENT REVENUE $1.8B ADJUSTED EBITDA MARGIN1 16.6% Global Diversified Industrial Company that Engineers, Manufactures, and Sells Products and Services into a Variety of End Markets LOCATIONS3 40 EMPLOYEES ~6,500 All data as of 9/30/18 1 Adjusted EBITDA Margin is a Non-GAAP measure. See Appendix for reconciliation. 2 Company estimate. 3 Includes headquarters, significant manufacturing and sales & technical locations.

9 Transformed Portfolio; Now Focused on Leveraging Industrial Platform for Profitable Growth We Have Made Significant Strides Over the Past Six Years Where We Were: 20121 Where We Are: 20182 IMPACT Portfolio Two Segments – Batesville & Process Equipment Group Two Segments – Batesville & Process Equipment Group More diverse platform Businesses 3 6 Countries 10+ 40+ Total Revenue $1.0B $1.8B +80% Adjusted EBITDA3 $207M $294M +42% Employees 3,900 6,500 > 1.5x Free Cash Flow3 $117M $221M +89% 1 Data as of 9/30/12. 2 Data as of 9/30/18. 3 Adjusted EBITDA and Free Cash Flow are Non-GAAP measures. See Appendix for reconciliation.

Strategic Priorities 10 Grow Organically through Four Key Imperatives Leverage core technologies and applications expertise to build leadership positions Deepen customer engagement and revenue potential Target broad installed base and pursue new opportunities to grow recurring revenue Take advantage of strong geographic footprint to expand customer base and obtain leadership positions in new markets Accelerate Profitable Growth with Disciplined M&A Operational excellence demonstrated by consistent margin expansion; adding tools to further drive profitable growth Early in operational excellence journey Key areas of focus: Innovation, Lean, Procurement, and Business Simplification Leverage HOM to Drive Profitable Growth Strengthen existing market leadership positions and build targeted platforms in food & pharma, separation and flow control Disciplined approach to deal pipeline from a strategic, operational, and financial perspective Current intention to curtail M&A post-Milacron as part of goal to de-lever back to long term leverage targets Effectively Deploy Strong Free Cash Flow Reinvest in the business through new product development and expand into new end markets and geographies Invest in targeted acquisitions with compelling financial returns and profitable growth potential Return cash to shareholders through consistent dividends Current intention to curtail share re-purchase activities as part of goal to de-lever back to long term leverage targets

11 Have Realized Benefits but Significant Opportunity Ahead of Us Hillenbrand Operating Model: A Competitive Advantage UNDERSTAND THE BUSINESS FOCUS ON THE CRITICAL FEW GROW: GET BIGGER AND BETTER Consistent and Repeatable Framework Designed to Produce Efficient Processes and Drive Profitable Growth and Superior Value

Hillenbrand: Process Equipment Group 12

13 HOM Drives Strong Profit Margin and Free Cash Flow Process Equipment Group at a Glance 1 Based on FY 2018 sales and Company estimates 2 Adjusted EBITDA Margin is a Non-GAAP measure. See Appendix for reconciliation. REVENUE BY END MARKET1 REVENUE BY GEOGRAPHY1 PERFORMANCE ($M) ORDER BACKLOG ($M) $965 $1,028 $1,220 16.7% 17.3% 17.7% 0% 5% 10% 15% 20% 25% 30% 35% $500 $700 $900 $1,100 $1,300 FY 16 FY 17 FY 18 Revenue Adj. EBITDA Margin²

14 Deep, Long-standing Customer Relationships Recognized by Customers in High Value Applications Designing systems and value-added subsystems creates simplified customer solutions Applications development helps customers with new, innovative processes and products Product design enables lower customer operating costs Global footprint and service capability support customer expansion; minimize downtime

15 PRODUCT PORTFOLIO Products: Compounders and extruders Material handling equipment Feeders, components, and system solutions Parts & service Separation Products: Screening equipment Sizing equipment Parts & service Flow Control Products: Pumping solutions Highly-engineered valves Parts & service Size Reduction Products: Crushers Material handling equipment Parts & service END MARKETS Polyolefins Engineered Plastics Chemicals Processed Food & Pharma Minerals & Fertilizers Food & Agriculture Proppants Municipal Water and Wastewater Industrial Water and Wastewater Coal Power & Mining Forest Products Steel PORTION OF PEG REVENUE1 Diverse Brands with Significant Scale in Plastics 1 Based on FY 2018 sales.

16 Value-Added Services Include: Maintenance, Parts, Modernization, and Field Service Individual Components to Integrated Systems in Plastics COMPOUNDING & EXTRUSION SYSTEMS Highly-engineered conversion systems used in high volume polyolefin production (polyethylene and polypropylene) Smaller conversion systems for engineered plastics, PVC, and chemicals EQUIPMENT & COMPONENTS Feeding equipment and components for large and small systems Feeders Highly-engineered valves Pneumatic conveying subsystems MATERIALS HANDLING Large engineered pneumatic material handling systems mainly for the polyolefin industry Turnkey Solutions – Coperion engineers all key equipment and processes for a turnkey plant

17 Strong Secular Trends Support Global Growth Growing Global Population and Rapidly Expanding Middle Class Driving Secular Growth Trends Energy consumption Products that require more and highly technical plastics and petrochemicals Safe, convenient processed food Minerals and fertilizers for agriculture Water infrastructure, safety, and efficiency Construction and transportation

18 Building Leadership Positions in Core Markets and Near Adjacencies Large Addressable Markets and Areas of Focus Plastics & Chemicals Food & Pharma Separation Flow Control $12B $16B $11B $38B Source: Addressable Markets are estimated using a combination of data from trade reports and Company internal estimates.

19 PEG Strategy Strengthen Leadership Positions and Build Targeted Platforms Leverage core technologies and applications expertise to further penetrate current markets Grow platforms to critical mass in plastics & chemicals, food & pharma, separation, and flow control to achieve benefits of market leadership and scale Enter attractive new markets and near adjacencies with large addressable opportunities Leverage global footprint to expand customer base and win in new markets Drive Innovation and New Product Development Provide innovative product and service solutions to solve customers’ challenges Extend applications expertise to obtain leadership positions in adjacent markets with high growth potential Develop new products driven by customer input and changing needs Provide value-added end-to-end solutions from individual components to integrated systems Leverage HOM to Drive Margin Expansion and Profitable Growth Apply HOM tools, including input from customers and segmentation, for profitable growth Drive improved lead times to grow share in aftermarket parts & service business to obtain leadership positions Activate strategic supplier relationships to improve cost and quality Enhance productivity through process standardization

Hillenbrand: Batesville 20

Batesville at a Glance

Customers	Licensed funeral directors
Geography	U.S. & Canada
Employees	3,000+
Sales Channel	~200 sales professionals selling direct to funeral homes
Manufacturing Operations	4 world-class, award-winning operations
Distribution Network	Rapid, reliable delivery through ~90 service centers

REVENUE BY PRODUCT



11%
89%
Caskets
Other

PERFORMANCE ($M)



$574
$562
$551
25.0%
25.2%
21.9%
FY 16
FY 17
FY 18
Revenue
Adj. EBITDA Margin[1]

Leadership Drives Strong Profit Margins and Free Cash Flow

[1] Adjusted EBITDA Margin is a Non-GAAP measure. See Appendix for reconciliation.

HILLENBRAND | Investor Presentation
21

Sizable Market Impacted by Changing Consumer Preferences

Batesville

Burials vs. Cremations (000s)[1]


4,000
3,000
2,000
1,000
-
2018
Deaths
Cremations
Burials
2010
2015
2020E
2025E
2030E

~$3B[1]

Death Care Products Industry in U.S. and Canada


12%
19%
49%
20%
Caskets
Markers
Vaults
Cremation & Other

- Demand for caskets driven by long-term, predictable demographics, and consumer trends
- Consumer spending on caskets has not kept pace with inflation, resulting in annual mix decline
- Addressing industry challenges using HOM to guide our investments in new products and solutions

[1] Source: CDC, Cremation Association of North America, NFDA, and Company estimates.

HILLENBRAND | Investor Presentation

22

23 Batesville Strategy Strengthen Leadership Position in Death Care Leverage HOM to provide comprehensive offering and customized solutions Introduce new products in response to consumer trends Create personalization options aligned with consumer preferences Leverage technology connectivity to enhance consumer experience and create efficiencies Optimize Business Structure to Drive Profitability and Cash Flow Continue to Strengthen and Develop Talent Recruit and develop leaders skilled in HOM tools to drive breakthrough thinking Develop next-generation sales leaders to drive performance and strengthen relationships Expand digital marketing expertise and further develop strategic relationships Drive supply chain and SG&A productivity through continued application of HOM Implement supply chain financing to improve working capital and leverage lean to drive inventory efficiencies Enhance logistics capabilities by further incorporating mobile technologies

Milacron Acquisition 24

25 A Transformative Deal that Generates Strong Free Cash Flow A pivotal step in Hillenbrand's vision to become a world-class global diversified industrial company Enhances Growth Opportunities with Leading Brands and New Technologies Adds Complementary Businesses; Increases Scale and Diversification Creates and Drives Efficiencies with Significant Cost Synergies Delivers Strong Financial Benefits Including Potential for Significant Recurring Revenue and Margin Accretion Acquisition of Milacron Provides Compelling Strategic and Financial Benefits

Milacron Businesses at a Glance¹ 26 1 2018 financial metrics excluding Blow Molding business. 2 Adjusted EBITDA is a Non-GAAP measure. See Appendix for reconciliation. $584M 2018 Revenue 14% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 31% Construction 16% Automotive 15% Packaging 14% Consumer 13% Electronics 8% Medical 3% MELT DELIVERY & CONTROL SYSTEMS ADVANCED PLASTICS PROCESSING TECHNOLOGIES FLUID TECHNOLOGIES Highly engineered proprietary IP Global manufacturing footprint Integrated service lifecycle model driving aftermarket growth Largest field service technician network in the plastics industry Established industry leader with technologies essential to improving manufacturing operations $129M 2018 Revenue 23% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 67% Automotive 23% Consumer 5% Electronics 5% $452M 2018 Revenue 29% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 32% Automotive 23% Consumer 18% Packaging 11% Electronics 9% Medical 7% Hot runner systems and mold bases Extrusion Metal removal fluids Injection molding Parts & service

Milacron Serves the Plastic Processing Technologies Value Chain 27 Mold maker Molder OEM Direct sales force coverage Equipment & aftermarket Hot runners and controllers Mold bases, components, fluids Milacron’s exposure Plastic processing technologies value chain High quality & diversified customer base across the entire supply chain

Strengthens Position Across Plastics Value Chain and Enhances Growth Opportunity

Plastics Value Chain

	Oil Refining & Cracking	Base Resin Production		Plastics Compounding		Plastics Processing – Extruded Products						Plastics Processing – Injection Molded Products						Recycling		
		Reactor, Pump	Conveying Extrusion	Conveying	Compounding	Onsite Storage	Conveying & Mixing	Extrusion	Part Ejection	Printing & Labeling	Packaging	Onsite storage	Conveying & Mixing	Drying & Molding	Part Ejection	Printing & Labeling	Packaging	Size Reduction	Extrus Pelletizer, Classifier	
coperion			✓	✓	✓		✓	(moderate)											(moderate)	
MILACRON								✓						✓	✓					
Combined			✓	✓	✓		✓	✓						✓	✓				(moderate)	

- Reactor
- Pump
- Pipe
- Gas Compressor
- Material handling
- Extruder
- Pelletizer

- Material handling
- Feeders
- Mixers
- Compounders
- Pelletizers
- Classifiers

- Silos
- Feeder
- Conveyor piping
- Vacuum pump
- Hopper blender
- Mixer
- Material handling

- Extruder
- Dies
- Cutting
- Mold
- Material handling robot
- Cutting and pulling machine

- Printing machine
- Labeling machine
- Case packer
- Palletizing equipment

- Silos
- Feeder
- Conveyor piping
- Vacuum pump
- Hopper blender
- Mixer

- Dryer
- Funnel
- Injection unit
- Heating unit
- Hot runners
- Cooling line (pipes)
- Control unit
- Material handling robot

- Printing machine
- Labeling machine
- Case packer
- Palletizing equipment

- Grinder
- Melt filter
- Extruder (single-screw)
- Extruder (twin-screw)
- Washer
- Pelletizer
- Classifier
- Conveyor
- Palletizing equipment

Primary process step | Secondary process step | Hillenbrand equipment offering | Milacron equipment offering | ✓ Significant product offering | Moderate product offering | No offering

Better Positioned to Serve Customers and Cross-Sell Products

HILLENBRAND | Investor Presentation 28

Financial Overview 29

Hillenbrand Capital Allocation Framework 30 Balanced Capital Allocation Strategy to Drive Shareholder Value Liquidity target: >$350m Capital structure targets: 1.6x-2.8x gross debt/EBITDA 20% net debt2/total capital 55%-75% fixed/float interest Share re-purchases Dividend policy Meet investor expectation M&A Capital Deployment Priorities Target1 Meet investor expectation Target appropriate De-levering takes priority $0.01 increase for FY20 Intention to curtail in order to accelerate de-levering Milacron Implications Currently $0.84 per share 1 These represent long term targets or considerations. There can be no guarantee that we will achieve any target or consideration on a specific timeframe or at all. 2 Including pension liabilities

31 Financial Policy Near-term focus The Milacron acquisition represents a temporary deviation from well-established financial policies to complete a strategically compelling acquisition Capital deployment priority is to de-lever post close Anticipating gross Debt / EBITDA ~2.6x – 3.0x within 12 months and ~1.9x – 2.3x within 24 months Ability to achieve by utilizing expected ~$240 – 250 million of free cash flow1 per year to pay down debt Short-dated, pre-payable debt in the capital structure is intended to facilitate de-levering Committed to maintaining our investment grade ratings and have publicly committed to de-levering Focus on successfully integrating Milacron and delivering on near-term financial targets/synergies Maintain consistent dialogue with agencies to understand targeted credit metrics and address any potential concerns Intention to curtail M&A and share repurchases until leverage metrics return to targeted levels Long-term financial policy Manage leverage back to within established target levels Continue to transform and optimize portfolio to minimize volatility and create value Maintain balance sheet flexibility to transact on strategic M&A 1 Free cash flow defined as CF from Operations less Capex. There can be no guarantee that we will achieve any target on our desired timeframe or at all.

32 We have a proven track record of paying down debt and maintaining our investment grade profile while executing on M&A opportunities Prudent Use of Leverage ABEL & Red Valve Acquisitions Net Leverage1 Source: Company filings and credit agreement compliance certificates 1 Defined as (Total Debt – Cash) / Consolidated EBITDA. Calculated using Consolidated EBITDA as defined in the credit agreement in effect during the relevant reporting period.

Well Positioned to Finance the Acquisition of Milacron 33 Sources $M New senior unsecured debt $1,100 $900mm Revolving Credit Facility drawn 635 Less: Capitalized deferred financing issuance costs (6) Total Sources $1,729 Hillenbrand has utilized a large portion of pre-payable debt for the Milacron acquisition to both facilitate delevering and protect its investment grade ratings Hillenbrand also has access to a $450M1 accordion facility in addition to its $900M revolving credit facility FINANCIAL FLEXIBILITY (as of 6/30/19) Net Debt3/Total Capital Debt Structure2 1 Subject to approval of the lenders. 2 Floating debt is net of cash. 3 Includes pension liabilities. 4 Includes interest rate swap costs, M&A, financing, legal fees and other miscellaneous costs related to the acquisition. ACQUISITION SOURCES & USES* Uses $M Milacron equity purchase price $834 Milacron gross debt 833 Other4 62 Total Uses $1,729 $500mm of new senior unsecured debt is comprised of pre-payable Term Loan A to facilitate delevering Not inclusive of equity consideration; upon the closing of Milacron transaction, Milacron common shareholders will be entitled to receive 0.1612 shares of Hillenbrand common stock, no par value, plus $11.80 in cash for each outstanding share of Milacron common stock

Pro Forma Debt Maturity Profile 34 1 Total revolver size of $900 million; 2 Pre-payable Term Loan A assumes amortization of 5.0% / 5.0% / 7.5% / 7.5% / 10.0% / bullet 5.50% Bonds due 2020 Drawn revolver1 4.60% Series A Notes New Pre-payable Term Loan A2 Hillenbrand has a well diversified maturity profile with meaningful liquidity and scope to access the term funding markets $150.0 $25.0 $25.0 $37.5 $37.5 $375.0 $100.0 $709.0 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029

35 Together Hillenbrand and Milacron to Gain Significant Size and Scale Combined 3-Year Financial Performance REVENUE ($M) $2,624 $2,730 $2,935 ADJ. EBITDA ($) and ADJ. EBITDA MARGIN (%)1 1 Adjusted EBITDA Margin is a Non-GAAP measure. Excludes Blow Molding business. See Appendix for reconciliation. 18.0% 18.3% 17.0% $1,086 $1,140 $1,165 $1,538 $1,590 $1,770 FY16 FY17 FY18 Milacron HI $206 $218 $206 $267 $281 $294 FY16 FY17 FY18 Milacron HI

Appendix 36

37 Strategy Execution Driving Strong Results Hillenbrand 3-Year Financial Performance REVENUE ($M) $1,538 $1,590 $1,770 FREE CASH FLOW1 1 Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are Non-GAAP measures. See Appendix for reconciliation. ADJ. EBITDA MARGIN1 ADJ. EBITDA1 ($M) $574 $562 $551 $965 $1,028 $1,220 FY16 FY17 FY18 Batesville PEG $217 $224 $221 FY16 FY17 FY18 17.4% 17.7% 16.6% FY16 FY17 FY18 $267 $281 $294 FY16 FY17 FY18

38 Continued Growth from FY16 – FY18 Underpinned by Strong Sales Performance Milacron 3-Year Financial Performance Revenue1 ($M) ADJ. EBITDA1 ($M) FREE CASH FLOW1 ($M) 1 Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are Non-GAAP measures. Excludes Blow Molding business. See Appendix for reconciliation. ADJ. EBITDA MARGIN1 $1,086 $1,140 $1,165 FY16 FY17 FY18 $206 $218 $206 FY16 FY17 FY18 $66 $64 $105 FY16 FY17 FY18 19.0% 19.2% 17.7% FY16 FY17 FY18

Disclosure Regarding Non-GAAP Measures While we report financial results in accordance with accounting principles generally accepted in the United States (GAAP), we also provide certain non-GAAP operating performance measures. These non-GAAP measures are referred to as “adjusted” and exclude impairment charges, expenses associated with business acquisition, development, and integration, restructuring and restructuring related charges, litigation, inventory step-up, backlog amortization, and pension settlement charges. The related income tax for all of these items is also excluded. These non-GAAP measures also exclude the non-recurring tax benefits and expenses related to the Tax Act. This non-GAAP information is provided as a supplement, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. One important non-GAAP measure that we use is adjusted earnings before interest, income tax, depreciation, and amortization (“adjusted EBITDA”). A part of our strategy is to selectively acquire companies that we believe can benefit from our core competencies to spur faster and more profitable growth. Given that strategy, it is a natural consequence to incur related expenses, such as amortization from acquired intangible assets and additional interest expense from debt-funded acquisitions. Accordingly, we use adjusted EBITDA, among other measures, to monitor our business performance. Free cash flow (FCF) is defined as cash flow from operations less capital expenditures. We use a related term, free cash flow to net income conversion rate, to refer to free cash flow divided by GAAP net income. Hillenbrand considers FCF and free cash flow to net income conversion rate important indicators of Hillenbrand’s liquidity, as well as its ability to fund future growth and to provide a return to shareholders. FCF does not include deductions for debt service (repayments of principal), other borrowing activity, dividends on Hillenbrand’s common stock, repurchases of Hillenbrand’s common stock, business acquisitions, and other items. Another important non-GAAP measure that we use is backlog. Backlog is not a term recognized under GAAP; however, it is a common measurement used in industries with extended lead times for order fulfillment (long-term contracts), like those in which our Process Equipment Group competes. Order backlog represents the amount of consolidated revenue that we expect to realize on contracts awarded related to the Process Equipment Group. Backlog includes expected revenue from large systems and equipment, as well as replacement parts, components, and service. Given that there is no GAAP financial measure comparable to backlog, a quantitative reconciliation is not provided. We use this non-GAAP information internally to make operating decisions and believe it is helpful to investors because it allows more meaningful period-to-period comparisons of our ongoing operating results. The information can also be used to perform trend analysis and to better identify operating trends that may otherwise be masked or distorted by these types of items. Hillenbrand believes this information provides a higher degree of transparency. 39

Hillenbrand Adjusted EBITDA to Consolidated Net Income Reconciliation 40 (in millions) 2018 2017 2016 Adjusted EBITDA: Process Equipment Group 215.8 $ 177.7 $ 160.9 $ Batesville 120.8 141.9 143.5 Corporate (42.3) (38.6) (37.3) Less: Interest income (1.4) (0.9) (1.2) Interest expense 23.3 25.2 25.3 Income tax expense 65.3 59.9 47.3 Depreciation and amortization 56.5 56.6 60.4 Business acquisition, development, and integration 3.5 1.1 3.7 Inventory step-up - - 2.4 Restructuring and restructuring related 2.5 10.7 10.2 Impairment charges 63.4 - 2.2 Consolidated net income 81.2 $ 128.4 $ 116.8 $ Years Ended September 30,

Milacron Adjusted EBITDA to Consolidated Net Income Reconciliation1 41 1 Excludes Blow Molding business. Certain adjustments historically made by Milacron to arrive at Adjusted EBITDA were excluded for purposes of conforming to Hillenbrand’s methodology of calculating Adjusted EBITDA. ($ in millions) 2018 2017 2016 Consolidated net income 41.5 $ 1.1 $ 30.5 $ Loss from discontinued operations (net of income taxes) 5.1 6.7 6.5 Interest expense 42.9 44.5 60.8 Income tax expense 18.5 14.9 14.6 Depreciation and amortization 52.1 54.3 55.9 Currency effect on intercompany advances 3.1 (6.7) (1.6) Long-term equity awards 10.1 9.4 7.1 Fair market value adjustments - - 0.2 Debt costs 1.2 27.1 - Business acquisition and integration 4.0 6.0 4.7 Restructuring and restructuring related 35.7 51.3 29.0 Other 5.4 12.5 3.9 Adjusted EBITDA (as reported by Milacron) 219.6 $ 221.1 $ 211.6 $ Less: Adjustments to conform with Hillenbrand: Currency effect on intercompany advances (3.1) 6.7 1.6 Long-term equity awards (10.1) (9.4) (7.1) Adjusted EBITDA (conformed to Hillenbrand) 206.4 $ 218.4 $ 206.1 $ Years Ended December 31,

42 Hillenbrand Free Cash Flow to Net Cash Provided by Operating Activities Reconciliation ($ in millions) (in millions) 2018 2017 2016 Net cash provided by operating activities 248.3 $ 246.2 $ 238.2 $ Less: Capital expenditures (27.0) (22.0) (21.2) Free Cash Flow 221.3 $ 224.2 $ 217.0 $ Years Ended September 30,

43 Milacron Free Cash Flow to Net Cash Provided by Operating Activities Reconciliation1 1 Excludes Blow Molding business. (in millions) 2018 2017 2016 Net cash provided by operating activities 135.6 $ 102.2 $ 118.3 $ Less: Capital expenditures (31.0) (38.6) (52.2) Free Cash Flow 104.6 $ 63.6 $ 66.1 $ Years Ended December 31,